October 27, 2006

Ms. Peggy Fisher
Assistant Director
United State Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                               Implant Sciences Corporation
Registration Statement on Form S-3
Filed November 22, 2005
File No. 333-129911

Dear Ms. Fisher:

Please be advised that simultaneous with the filing of this correspondence, the Company has filed an amended S-3 registration statement.  This amendment includes revisions made in connection with our responses to your comments which have been previously communicated to your office via EDGAR on February 24, 2006.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions or comments, please feel free to contact me at your earliest convenience.

Sincerely,
Implant Sciences Corporation

/s/ Diane J. Ryan

Diane J. Ryan
VP Finance and CFO